SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 25 September 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Directorate Change dated 25 September 2017

Exhibit No: 99.1

25 September 2017

InterContinental Hotels Group PLC
Directorate Changes

InterContinental Hotels Group PLC ("IHG") today announces that Luke Mayhew, Non-Executive Director of IHG, will be stepping down from his role as Chairman and member of the Remuneration Committee of the Board, and will be appointed as a member of the Audit Committee of the Board.

Jo Harlow, Non-Executive Director of IHG, will be appointed as Chairman to the Remuneration Committee of the Board and will be stepping down as a member of the Audit Committee of the Board.

All of the changes referred to above are effective from 1 October 2017.

For further information
Investor Relations (Catherine Dolton, Tom Yates):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond, Mark Debenham):	+44 (0)1895 512097	+44 (0)7527 424046

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,200 hotels and nearly 780,000 guest rooms in almost 100 countries, with more than 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	25 September 2017